SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of July, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

NEWS RELEASE	CONTACT: Patricia Roquebert - Panama (507)304-2672 Carmina Reyes - U.S. (210)222-1933

COPA AIRLINES ANNOUNCES ORDERS FOR TWO BOEING NEXT-GENERATION 737 AIRCRAFT
Copa’s fleet is one of the youngest in the Americas

PANAMA CITY, July 21 /PRNewswire-FirstCall/ -- Copa Airlines, a subsidiary of Copa Holdings S.A. (NYSE: CPA), and The Boeing Company today announced Copa's order for two Boeing 737-800 aircraft for delivery in 2010 and 2011.

The new order continues Copa Airlines' fleet expansion plan and reflects an increase in its orders for Boeing Next-Generation 737 aircraft from seven to nine, with options for future orders.

"With these future deliveries we continue to consolidate and strengthen our leadership position in the Latin American airline industry, providing our passengers a truly attractive product and our company a highly efficient aircraft," said Pedro Heilbron, CEO, Copa Airlines. "The Boeing 737-800 is the largest aircraft in our fleet and gives us the lowest cost per seat, allowing us to efficiently serve our high-density routes."

"Airlines such as Copa continue to demonstrate how the fuel-efficient Next-Generation 737 can contribute to an airline's success," said John Wojick, Vice President of Sales, Latin America and the Caribbean, Boeing Commercial Airplanes.

Copa has a fleet of 40 aircraft, of which 27 are Boeing Next-Generation 737s and 13 are Embraer 190s. The Boeing 737-800 seats 160 passengers, 16 in Executive Class and 144 in the main cabin. The comfortable aircraft has a spacious interior, ample overhead luggage space, seats with adjustable headrests, and a 12-channel audio-visual entertainment system.

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About Copa Holdings, S.A.

Copa Holdings S.A., through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo services. Copa Airlines currently offers 136 daily scheduled flights to 42 destinations in 22 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City, Panama. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. From the U.S., Copa offers nonstop service to Panama 20 times a week from Miami; daily from New York City, Los Angeles and Washington, D.C.; and 12 times a week from Orlando. Copa is an associate member of the Global SkyTeam alliance, giving its passengers access to more than 15,200 daily flights to more than 790 cities in 162 countries. Aero Republica, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through daily flights from Bogota, Bucaramanga, Cali and Medellin. For more information, www.copaair.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 07/21/2008	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO